Mail Stop 3720

April 24, 2007

Via U.S. Mail and Fax (011-36-1-458-7055)

Mr. Thilo Kusch
Chief Financial Officer
Magyar Telekom Telecommunications plc.
Budapest, 1013, Krisztina, krt, 55
Hungary

       RE: **Magyar Telekom Telecommunications plc.**
                Form 20-F for the Year ended December 31, 2005
                Filed February 22, 2007
                File No. 001-14720

Dear Mr. Kusch:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2005

Consolidated Income Statements, page F-4

1.   We note that you classified the expenses partly by nature and partly by function in the income statements. For example, we note the expense by nature presentations of "depreciation and amortization expense" and "employee related expenses", as well as the expense by function presentation of "cost of telecommunications equipment sales" in the income statements. In future filings, please classify your expenses either by nature or by function pursuant to paragraphs 93 and 94 of IAS 1.

Consolidated Statements of Changes in Equity, page F-6

2.   Refer to footnote (d). We note your disclosures that "[o]n the sale of the treasury shares the Company recognized a gain of HUF 53 million, which was recognized in retained earnings. Explain to us your IFRS basis in recognizing the gain in retained earnings rather than additional paid in capital.

(e)Financial Assets, page F-20

3.   We note your disclosures that as a result of the revised interpretation of IAS 39, you have restated the opening retained earnings to eliminate the carrying amount of these embedded derivatives previously recognized (HUF 873 million) and the related deferred tax liability (HUF 140 million) in the balance sheet as at December 31, 2004. In that regard, tell us and disclose the nature of these contracts and explain in further detail the basis under IAS 39 that resulted in the de-recognition of these derivatives.

(f)Inventories, page F-20

4.   We note your disclosures that "[p]hone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods. Such loss on the sale of equipment is only recorded when the sale occurs as the normal resale value of the phone set exceeds cost." In this regard, advise us and disclose how you have accounted for the loss on the sale of handsets under IFRS and US GAAP. Explain to us why it would be appropriate under IFRS to postpone the recognition of the loss until the date of the sale of the handset.

(k)Leases, page F-23

5.   We note your IFRS accounting policy for deferring the gain on sale and lease back transactions and then amortizing the gain over the lease term through lower depreciation expenses. In that regard, advise us how you have accounted for the gain under US GAAP, and where you have recorded the difference between IFRS and US GAAP in Note 34.

(n)Deferred Revenues, page F-24

6.   We note your disclosures that "[s]ince October 1997, these connections fees are recognized in the income statement upon connection, reflecting the change in related legislation and the advanced development of the network". We also note from Note 1(r) (page F-26) that you recognized mobile activation fees in a similar way. Advise us your IFRS basis in recognizing these connection fees upon connection or at front. Cite the relevant accounting literature that supports your accounting.

(r)Revenues, page F-25

7.   We note your disclosures that you allocated each of the deliverables in a bundled arrangements based on invoiced amounts. We also note your representation in Note 34(a) (page F-69) that the application of EITF 00-21 and SAB 104 resulted in insignificant differences between IFRS and US GAAP. In this regard, please address the following comments:
    a. It appears that you concluded that your bundled arrangements consist of more than one unit of accounting. In this regard, tell us what those units are and how you determined them under both IFRS and US GAAP.
    b. Also, explain to us why you allocated the revenues in a bundled arrangement based on invoiced amounts under IFRS rather than relative fair value amounts (vendor specific objective evidence of fair value)

8.   Refer to (5)lease line and data transmission revenues on page F-26. Clarify for us the meaning of your statement that "…the data transmission revenues is charged on a unit basis" and advise us the related revenue earning process.

11.Property, plant and equipment – net, page F-40

9.   We note your disclosures that the useful lives of certain assets including ISDN, ADSL equipment, other equipments and vehicle were changed as of January 1, 2005 as a result of continuous revision of useful life of Group's assets. In this regard, tell us and disclose the facts and circumstances that drive the continuous revision of useful life of Group's assets. To provide transparency, disclose the detail of the change in useful lives of the various assets involved and advise us.

23.Employee related expenses, page F-52

10.   We note your disclosures that you have capitalized expenses in 2003, 2004 and 2005.
       Tell us and disclose the nature of these employee related expenses capitalized and your
       IFRS basis that supports your accounting. Also, advise us how you have accounted for
       these expenses under US GAAP. If different from US GAAP, tell us where you have
       reflected the difference, in Note 34. If not, please explain to us why.

28.Shared Based Compensation, page F-57
(c)Mid-term Incentive Plan (MTIP)

11.   With respect to the compensation expenses recognized, tell us and disclose how you fair
       value the cash settled MTIP at each reporting period. Refer to paragraph 46 of IFRS 2.

30.Contingencies, page F-59

12.   Please provide comprehensive contingent liability disclosures consistent with those
       appeared on pages 108-113. In addition, with respect to each claim and assessment,
       disclose the amounts of the provisions you have recorded or not recorded and why no
       provisions had been recorded in the financial statements. Refer to paragraphs 84-92 of
       IAS 37. Advise us your accounting for contingent liabilities under US GAAP. If
       different from US GAAP, advise us where you have reflected the difference in Note 34.

31. Related Party Transactions, page F-60

13.   We note your recordation of "other operating income" related to the compensation
       amount received from DTAG in connection with the loss in value of the old brand,
       Westel, in 2004. In this regard, explain to us your IFRS basis in recording this amount as
       "other operating income". Also, tell us and disclose this amount in the footnote in future
       filings.

34.Reconciliation to US GAAP
(d)Interest Capitalized, page F-73

14.   We note your disclosures that "[i]n accordance with US GAAP, Magyar Telekom does
       not differentiate the loans based on the purpose for which they were taken, all are
       considered for interest capitalization. As a result, a higher amount of interest is
       capitalized in the US GAAP accounts, which results in a higher balance of property, plant
       and equipment and consequently a higher amount of depreciation." In this regard, explain

to us and disclose the pertinent facts and circumstances surrounding the capitalization of lower interest expenses under IFRS.

(g)Purchase Price allocation (business combinations), page F-74

15. We note your disclosures that there are different intangible asset recognition rules of IFRS and US GAAP in earlier years (prior to March 31, 2004) and that there are higher amounts of those assets under US GAAP. Tell us and disclose in greater detail the nature of the rule differences between the two authoritative accounting literatures.   .

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director